================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ------------------

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             ------------------

                                 TOM BROWN, INC.
                                (Name of Issuer)

                             ------------------

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                             Common Stock - 11566020
                                 (CUSIP Number)

                               Barry A. L. Hoffman
                             Deputy General Counsel
                         Union Oil Company of California
                        2141 Rosecrans Avenue, Suite 4000
                              El Segundo, CA 90245
                                 (310) 726-7600
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               ------------------

                                 July 14, 2003
             (Date of Event Which Requires Filing of This Statement)

                               ------------------

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box [ ].

================================================================================
                         (Continued on following pages)
                              (Page 1 of 15 Pages)

                                  SCHEDULE 13D


---------------------------------------------      -----------------------------

       CUSIP No. 11566020                            Page 2 of 15

---------------------------------------------      -----------------------------
--------------------------------------------------------------------------------
  1.    Name of Reporting Person

                    Chicago Carbon Company     36-3657233
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group
                                                             (a)   [x ]
                                                             (b)   [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  3.    SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  4.    Source of Funds

                    Not applicable.  See Item 4.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                                     [X ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  6.    Citizenship or Place of Organization

                    Illinois

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        7.    Sole Voting Power

                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------
Number of Shares        8.    Shared Voting Power
Beneficially
Owned by                                  5,800,000

                  --------------------------------------------------------------
                  --------------------------------------------------------------
Each Reporting          9.    Sole Dispositive Power
Person With
                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------
                        10.   Shared Dispositive Power

                                          5,800,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                    5,800,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
        shares                                                           [   ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

                    14.71323%  (1)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

14.     Type of Reporting Person

                    PN

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Based on 39,420,303 shares of common stock, $.10 par value, outstanding as set forth in the Issuer's Form 10-Q for the quarter ended March 31, 2003.

                                  SCHEDULE 13D


---------------------------------------------        ---------------------------

       CUSIP No. 11566020                                   Page 3 of 15

---------------------------------------------        ---------------------------
--------------------------------------------------------------------------------
  1.    Name of Reporting Person

                    Lemont Carbon, Inc.   94-3103118

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group
                                                                 (a)  [X]

                                                                 (b)  [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  3.    SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  4.    Source of Funds

                    Not applicable.  See Item 4.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                                              [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  6.    Citizenship or Place of Organization

                    Illinois

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        7.    Sole Voting Power

                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------

Number of Shares        8.    Shared Voting Power
Beneficially
Owned by                                  5,800,000

                  --------------------------------------------------------------

Each Reporting          9.    Sole Dispositive Power
Person With
                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------
                        10.   Shared Dispositive Power

                                          5,800,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                    5,800,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                        [  ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

                    14.71323% (2)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

14.     Type of Reporting Person

                    CO

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(2)  See footnote 1.

                                  SCHEDULE 13D


---------------------------------------------         --------------------------

       CUSIP No. 11566020                                  Page 4 of 15

---------------------------------------------         --------------------------

--------------------------------------------------------------------------------

  1.    Name of Reporting Person

                    Midwest 76, Inc.   94-3091652

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group
                                                                  (a)  [X ]

                                                                  (b)  [  ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  3.    SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  4.    Source of Funds

                    Not applicable.  See Item 4.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                                             [X ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  6.    Citizenship or Place of Organization

                    Delaware

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        7.    Sole Voting Power

                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------
Number of Shares        8.    Shared Voting Power
Beneficially
Owned by                                  5,800,000

                  --------------------------------------------------------------
                  --------------------------------------------------------------

Each Reporting          9.    Sole Dispositive Power
Person With
                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------
                        10.   Shared Dispositive Power

                                          5,800,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                    5,800,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See instructions)                                         [   ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

                    14.71323% (3)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
14.     Type of Reporting Person

                    CO

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(3) See fottnote 1.

                                  SCHEDULE 13D


---------------------------------------------       ----------------------------

       CUSIP No. 11566020                                   5 of 15

---------------------------------------------       ----------------------------

--------------------------------------------------------------------------------
  1.    Name of Reporting Person

                    Midwest Natural Gas Pipeline Co.   33-0710784

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group
                                                              (a)  [X ]

                                                              (b)  [  ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  4.    Source of Funds

                    Not applicable.  See Item 4.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  5.    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                             [X ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  6.    Citizenship or Place of Organization

                    Delaware

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                        7.    Sole Voting Power

                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------

Number of Shares        8.    Shared Voting Power
Beneficially
Owned by                                  5,800,000

                  --------------------------------------------------------------
                  --------------------------------------------------------------

Each Reporting          9.    Sole Dispositive Power
Person With
                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------

                        10.   Shared Dispositive Power

                                          5,800,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                    5,800,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)                            [   ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

                    14.71323% (4)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

14.     Type of Reporting Person

                    CO

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(4)  See footnote 1.

                                  SCHEDULE 13D


---------------------------------------------        ---------------------------

       CUSIP No. 11566020                                  Page 6 of 15

---------------------------------------------        ---------------------------

--------------------------------------------------------------------------------

  1.    Name of Reporting Person

                    Union Oil Company of California  95-1315450

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group
                                                              (a)  [X ]
                                                              (b)  [  ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  3.    SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  4.    Source of Funds

                    Not applicable.  See Item 4.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   [X ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  6.    Citizenship or Place of Organization

                    Delaware

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        7.    Sole Voting Power

                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------

Number of Shares        8.    Shared Voting Power
Beneficially
Owned by                                  5,800,000

                  --------------------------------------------------------------
                  --------------------------------------------------------------

Each Reporting          9.    Sole Dispositive Power
Person With
                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------

                        10.   Shared Dispositive Power

                                          5,800,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                    5,800,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                        [   ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

                    14.71323% (5)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
14.     Type of Reporting Person

                    CO

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(5)  See footnote 1.

                                  SCHEDULE 13D


---------------------------------------------         --------------------------

       CUSIP No. 11566020                                    Page 7 of 15

---------------------------------------------         --------------------------

--------------------------------------------------------------------------------
  1.    Name of Reporting Person

                    Unocal Corporation   95-3825062

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group
                                                               (a)  [X ]

                                                               (b)  [  ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  3.    SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  4.    Source of Funds

                    Not applicable.  See Item 4.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                                             [X ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  6.    Citizenship or Place of Organization

                    Delaware

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        7.    Sole Voting Power

                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------

Number of Shares        8.    Shared Voting Power
Beneficially
Owned by                                  5,800,000

                  --------------------------------------------------------------
                  --------------------------------------------------------------

Each Reporting          9.    Sole Dispositive Power
Person With
                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------

                        10.   Shared Dispositive Power

                                          5,800,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                    5,800,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                         [   ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

                    14.71323% (6)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

14.     Type of Reporting Person

                    CO

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(6)  See fottnote 1.

Item 1.    Security and Issuer.

     This statement relates to the shares of common stock, par value $0.10 per share (the Common Stock"), of Tom Brown, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 555 Seventeenth Street, Suite 1850, Denver, Colorado 80202.


Item 2.    Identity and Background.


      (a).  Name:                           Chicago Carbon Company, an Illinois
                                            general partnership with three
                                            general partners that are
                                            wholly-owned subsidiaries of Union
                                            Oil Company of California
                                            ("Chicago").

      (b).  Principal Business:             General partner in a partnership
                                            that is engaged in the business of
                                            refining needle coke.

      (c).  Principal Business Address:     317 West New Avenue, Lemont,
                                            Illinois 60439.


      (a).  Name:                           Lemont Carbon, Inc. a Delaware
                                            corporation, and a general partner
                                            of Chicago with a 14.29% interest
                                            in Chicago, and a wholly-owned
                                            subsidiary of Union Oil Company of
                                            California ("Lemont").

      (b).  Principal Business:             General partner in a partnership
                                            that is engaged in the business of
                                            refining needle coke.

      (c).  Principal Business Address:     2141 Rosecrans Avenue, Suite 4000,
                                            El Segundo, California 90245.


      (a).  Name:                           Midwest 76, Inc., a Delaware
                                            corporation, and a general partner
                                            of Chicago with a 74.18% interest
                                            in Chicago, and a wholly-owned
                                            subsidiary of Union Oil Company of
                                            California ("Midwest 76").

      (b).  Principal Business:             Managing general partner of Chicago
                                            Carbon Company, which is a general
                                            partner in a partnership that is
                                            engaged in the business of refining
                                            needle coke.

      (c).  Principal Business Address:     2141 Rosecrans Avenue, Suite 4000,
                                            El Segundo, California 90245.


      (a).  Name:                           Midwest Natural Gas Pipeline
                                            Company, a Delaware corporation,
                                            and a general partner of Chicago
                                            with a 11.53% interest in Chicago,
                                            and a wholly-owned subsidiary of
                                            Union Oil Company of California
                                            ("Midwest").

      (b).  Principal Business:             General partner of Chicago, which
                                            is a general partner in a
                                            partnership that is engaged in the
                                            business of refining needle coke.

      (c).  Principal Business Address:     2141 Rosecrans Avenue, Suite 4000,
                                            El Segundo, California 90245


      (a).  Name:                           Union Oil Company of California, a
                                            California corporation and a wholly
                                            owned subsidiary of Unocal
                                            Corporation ("Union Oil")

      (b).  Principal Business:             Oil and gas exploration and
                                            production.

      (c).  Principal Business Address:     2141 Rosecrans Avenue, Suite 4000,
                                            El Segundo, California 90245


      (a).  Name:                           Unocal Corporation, a Delaware
                                            corporation ("Unocal")

      (b).  Principal Business:             Oil and gas exploration and
                                            production

      (c).  Principal Business Address:     2141 Rosecrans Avenue, Suite 4000,
                                            El Segundo, California 90245

         Attached as Appendix A is information concerning each partner of Chicago and the executive officers and directors of Lemont, Midwest 76, Midwest, Union and Unocal required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such persons may be deemed, but are not conceded to be, controlling persons of these entities. Collectively, Chicago, Lemont, Midwest 76, Midwest, Union and Unocal are hereinafter referred to as the "Reporting Persons."

         (d) During the past five years, none of the Reporting Persons nor any of the persons referred to in Appendix A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) None of the Reporting Persons nor any of the persons referred to in Appendix A has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years.

         (f) All persons named in Appendix A are citizens of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

      Not applicable.  See Item 4.


Item 4.    Purpose of Transaction.

       Union Oil originally purchased the shares of Common Stock reported herein for the purpose of investment. Union Oil subsequently sold the shares to Chicago in order to achieve a more tax-efficient corporate holding structure for the shares and at the time Chicago acquired the shares for the purpose of investment. Under the Stock Ownership and Registration Rights Agreement, dated as of June 29, 1999 by and between Union Oil and the Issuer (the "Stock Ownership Agreement"), a copy of which is attached hereto as Exhibit B, Union Oil retained (and pursuant to the Addendum referred to in the next sentence, Chicago succeeded to) the absolute right to vote its shares of Common Stock as it individually determined except as otherwise described in Item 6 hereof and in the Stock Ownership Agreement. Upon the sale of the shares to Chicago, Chicago, Union Oil and the Issuer executed an addendum to the Stock Ownership Agreement (the "Addendum"), attached hereto as Exhibit C, whereby Chicago became a party to the agreement and became bound by the same obligations as Union Oil under the agreement. With respect to plans or proposals that Union Oil may have that relate to any change in the present board of directors or management of the Issuer, Union Oil has the right under the Addendum to designate one member of the board of directors of the Issuer. Union Oil's current designated director to the Issuer's board of directors is Mr. Kenneth Butler.

           The Stock Ownership Agreement affords Chicago certain rights, including the right to: (i) require the Issuer to undertake, from time to time, the registration with the U.S. Securities and Exchange Commission (the "S.E.C.") some or all of the shares of Common Stock it owns, subject to customary limitations as set forth in the Stock Ownership Agreement; (ii) request that some or all of its shares of Common Stock be included with other shares of Common Stock that the Issuer proposes to register with the S.E.C., whether such registration relates to a primary or secondary offering or an offering of shares of Common Stock under a universal shelf registration statement subject to customary limitations as set forth in the Stock Ownership Agreement; and (iii) to acquire as many shares of Common Stock as may be required to maintain its then current ownership percentage if the Issuer sells or transfers additional shares of Common Stock that would otherwise dilute Chicago's ownership percentage.

        On May 1, 2003, the Issuer filed a universal shelf registration statement on Form S-3 (the "Registration Statement") registering the sale of up to $500,000,000 of debt or equity securities. On July 11, 2003, the Issuer gave telephonic notice to Chicago that the Issuer intended to file a final amendment to the Registration Statement and request that it be declared effective by the S.E.C. On July 14, 2003, Chicago gave notice to the Issuer (and such notice was acknowledged by the Issuer) that it desires to include all of the 5,800,000 shares of Common Stock owned by it in the Registration Statement. At this time, Chicago does not intend to exercise its right to acquire additional shares of Common Stock in accordance with its rights under the Stock Ownership Agreement.



Item 5. Interest in the Securities of the Issuer.

      (a) There were 39,420,303 shares of Common Stock outstanding as of March 31, 2003. The Reporting Persons are deemed to be the beneficial owners of 5,800,000 shares of Common Stock, which constitute approximately 14.71323% of the total issued and outstanding Common Stock as of March 31, 2003.

      (b) Chicago is controlled by three general partners - Lemont, Midwest 76 and Midwest - which are wholly owned subsidiaries of Union. Union is a wholly owned subsidiary of Unocal. Therefore, Unocal may be deemed to control Union, Lemont, Midwest 76, Midwest, and Chicago. Thus, the Reporting Persons may be deemed to share voting power and investment power with respect to the Common Stock.

      (c) None of the Reporting Persons, nor any person listed on Appendix A, has effected any transactions in the Common Stock during the past 60 days.

      (d) To the best of the knowledge of the Reporting Persons, none of the Reporting Persons nor any person listed on Appendix A beneficially owns any Common Stock of the Issuer except as set forth above. To the best of the knowledge of each reporting Person, no persons other than Chicago has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

      (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The shares of Common Stock acquired by Union and subsequently sold to Chicago were acquired in a private placement and are restricted securities. Pursuant to the Stock Ownership Agreement, Union retained the absolute right to vote its shares of Common Stock as it individually determined except that for so long as Union owns greater than 10% of Common Stock, it must vote its shares in favor of the director nominees recommended by the management of the Issuer. In addition, certain transfer restrictions, and registration rights granted by the issuer are set forth in the Stock Ownership Agreement, a copy of which was included as Exhibit B to Schedule 13D filed on July 12, 1999. After the sale of the shares to Chicago, Union and the Issuer executed an addendum to the Stock Ownership Agreement (included as Exhibit B to this Schedule 13D) which has the same force and effect as if Chicago had executed a counterpart of the Stock Ownership Agreement. Additionally, the Issuer and Union executed a covenant (attached as Exhibit D to this Schedule 13D) whereby the Issuer consents to the transfer, Chicago agrees to comply with the terms and conditions of the Stock Ownership Agreement, and Union agrees to certain conditions including maintaining not less than 80% o the voting power of Chicago. Union and Chicago also executed a Clarification and Assignment (filed as Exhibit E to this Schedule 13) whereby Union assigns, conveys, and delivers to Chicago al of Union's rights, title and interest in to, and under the Stock Ownership Agreement (other than Union's rights, titles, and interests under Article 111 of the Stock Ownership Agreement, relating to Union's right to designate a director or a director nominee to the Board of Directors of the Issuer.


Item 7. Material to be Filed as Exhibits.

Exhibit A        Joint Filing Agreement, dated July 14, 2003.

Exhibit B        Stock Ownership and Registration Rights Agreement, dated as of June 29, 1999 by and between Union Oil and the Issuer
                 (incorporated by reference to Exhibit B to the Schedule 13D of the Reporting Persons filed July 12, 1999).

Exhibit C        Addendum to Stock Ownership and Registration Rights Agreement
                 dated as of September 30, 1999 by and between Union and Chicago
                 (incorporated by reference to Exhibit B to the Schedule 13D/A of the Reporting Persons filed November 16, 1999).

Exhibit D        Unocal Covenant dated as of September 30, 1999 (incorporated by reference to Exhibit C to the Schedule 13D/A of the Reporting Persons filed November 16, 1999).

Exhibit E        Clarification and Assignment dated as of September 30, 1999 by and between Union and Chicago (incorporated by reference to Exhibit D to the Schedule 13D/A of the Reporting Persons filed
                 November 16, 1999).

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Date:  July 14, 2003


                                CHICAGO CARBON COMPANY

                                By: Midwest 76, Inc.,
                                its Managing General Partner



                                By:             /s/    Daniel A. Franchi
                                   ---------------------------------------------
                                   Name: Daniel A. Franchi
                                   Title: Assistant Treasurer


                                LEMONT CARBON, INC.




                                By:              /s/   Daniel A. Franchi
                                   ---------------------------------------------
                                   Name: Daniel A. Franchi
                                   Title: Assistant Treasurer


                                MIDWEST 76, INC.


                                By:             /s/    Daniel A. Franchi
                                   ---------------------------------------------
                                   Name: Daniel A. Franchi
                                   Title: Assistant Treasurer




                                MIDWEST NATURAL GAS PIPELINE CO.



                                By:              /s/   Daniel A. Franchi
                                   ---------------------------------------------
                                   Name: Daniel A. Franchi
                                   Title: Treasurer


                                UNION OIL COMPANY OF CALIFORNIA



                                By:                /s/    Joe D. Cecil
                                   ---------------------------------------------
                                   Name: Joe D. Cecil
                                   Title: Vice President and Comptroller

                                UNOCAL CORPORATION




                                By:               /s/   Joe D. Cecil
                                   ---------------------------------------------
                                   Name: Joe D. Cecil
                                   Title: Vice President & Comptroller

                                   APPENDIX A

                     EACH PARTNER OF CHICAGO CARBON COMPANY

The following table sets forth the name, business address and present principal occupation or employment of each partner of Chicago Carbon Company. Unless otherwise indicated below, each such person is a citizen of the United States of America.

Name                              Present Principal Business; Business Address

LeMont Carbon, Inc.               See below

Midwest 76, Inc.                  See below

Midwest Natural Gas Pipeline Co.  See below

  DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF LEMONT CARBON, INC.

The following table sets forth the name, business address and present principal occupation or employment of each executive officer of Lemont Carbon Company, Inc. Unless otherwise indicated below, each such person is a citizen of the United States of America.

Name                Present Principal Occupation or Employment; Business Address

John K. Bassett     Director and President of Lemont Carbon, Inc., General
                    Manager Chicago Carbon Plant of Union Oil Company of
                    California
                    12308 South New Avenue, Lemont, Illinois 60439

Mark A. Smith       Director and Vice President of Lemont Carbon, Inc., Real
                    Estate, Remediation, Mining & Carbon, Vice President of
                    Union Oil Company of California
                    376 South Valencia Avenue, Brea, CA 92823

Edward A. Wong      Director of Lemont Carbon, Inc., Manager Planning/Tech &
                    Shared Resources of Union Oil Company of California
                    376 South Valencia Avenue, Brea, CA 92823


    DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF MIDWEST 76, INC.

The following table sets forth the name, business address and present principal occupation or employment of each executive officer of Midwest 76, Inc. Unless otherwise indicated below, each such person is a citizen of the United States of America.

Name                Present Principal Occupation or Employment; Business Address

John K. Bassett     Director and Vice President of Midwest 76, Inc., General
                    Manager Chicago Carbon Plant of Union Oil Company of
                    California
                    12308 South New Avenue, Lemont, Illinois 60439

Mark A. Smith       Director and President of Midwest 76, Inc., Real Estate,
                    Remediation, Mining & Carbon, Vice President of Union Oil
                    Company of California
                    376 South Valencia Avenue, Brea, CA 92823

James J. Dean       Director and Vice President of  Midwest 76, Inc.,
                    Team Manager, Operations of Union Oil Company of California
                    12308 South New Avenue, Lemont, Illinois 60439

            DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF
                        MIDWEST NATURAL GAS PIPELINE CO.
The following table sets forth the name, business address and present principal occupation or employment of each executive officer of Midwest Natural Gas Pipeline Co. Unless otherwise indicated below, each such person is a citizen of the United States of America.

Name                             Present Principal Occupation or Employment;
                                 Business Address


Joseph A. Blount, Jr.            Director and President of Midwest Natural Gas
                                 Pipeline Co., President Unocal Midstream and
                                 Trade of Union Oil Company of California and
                                 President Unocal Midstream and Trade of Unocal
                                 Corporation 14141 Southwest Fwy, Sugarland,
                                 Texas 77478

John F. Oveson                   Director and Vice President of Midwest Natural
                                 Gas Pipeline Co., Midstream Asset Manager of
                                 Union Oil Company of California
                                 14141 Southwest Fwy, Sugarland, Texas 77478

Christopher Keene                Director and Vice President of Midwest Natural
                                 Gas Pipeline Co., Manager, Midstream
                                 Development of Union Oil Company of California
                                 14141 Southwest Fwy, Sugarland, Texas 77478



            DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF
                         UNION OIL COMPANY OF CALIFORNIA
The following table sets forth the name, business address and present principal occupation or employment of each executive officer of Union Oil Company of California. Unless otherwise indicated below, each such person is a citizen of the United States of America.

Name                             Present Principal Occupation or Employment;
                                 Business Address

Charles R. Williamson            Director, Chief Executive Officer of Union Oil
                                 Company of California
                                 2141 Rosecrans Avenue, Suite 4000,
                                 El Segundo, California 90245

Timothy H. Ling                  Director, President and Chief Operating
                                 Officer of Union Oil Company of California
                                 2141 Rosecrans Avenue, Suite 4000, El Segundo,
                                 California 90245

Terry G. Dallas                  Executive Vice President and Chief Financial
                                 Officer of Union Oil Company of California
                                 2141 Rosecrans Avenue, Suite 4000, El Segundo,
                                 California 90245

Thomas E. Fisher                 Senior Vice President, Commercial Affairs of
                                 Union Oil Company of California
                                 2141 Rosecrans Avenue, Suite 4000,
                                 El Segundo, California 90245

Charles O. Strathman             Vice President and Chief Legal Officer of
                                 Union Oil Company of California
                                 2141 Rosecrans Avenue, Suite 4000,
                                 El Segundo, California 90245

Douglas M. Miller                Vice President, Corporate Development of Union
                                 Oil Company of California
                                 2141 Rosecrans Avenue, Suite 4000,
                                 El Segundo, California 90245

Joe D. Cecil                     Vice President and Comptroller of Union Oil
                                 Company of California
                                 2141 Rosecrans Avenue, Suite 4000,
                                 El Segundo, California 90245




            DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF
                               UNOCAL CORPORATION
The following table sets forth the name, business address and present principal occupation or employment of each executive officer of Unocal Corporation. Unless otherwise indicated below, each such person is a citizen of the United States of America.

Name                              Present Principal Occupation or Employment;
                                  Business Address

Charles R. Williamson             Director, Chief Executive Officer of Unocal
                                  Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Timothy H. Ling                   Director, President and Chief Operating
                                  Officer of Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Terry G. Dallas                   Executive Vice President and Chief Financial
                                  Officer of Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Thomas E. Fisher                  Senior Vice President, Commercial Affairs
                                  of Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Charles O. Strathman              Vice President and Chief Legal Officer of
                                  Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Douglas M. Miller                 Vice President, Corporate Development of
                                  Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Joe D. Cecil                      Vice President and Comptroller of
                                  Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

John W. Creighton, Jr.            Director, Vice Chairman of Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

John W. Amerman                   Director of Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

James W. Crownover                Director of Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Frank C. Herringer                Director of Unocal Corporation, Chairman and
                                  Director of Transamerica Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Ferrell P. McClean                Director of Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Donald B. Rice                    Director of Unocal Corporation, Chairman,
                                  President and Chief Executive Officer of
                                  Agensys, Inc.
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Kevin W. Sharer                   Director of Unocal Corporation, Chairman,
                                  Chief Executive Officer and President of
                                  Amgen Inc.
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Marina v.N. Whitman               Director of Unocal Corporation, Professor of
                                  business administration and public policy at University of Michigan
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

                                                                    EXHIBIT A


                   Agreement re Joint Filing of Schedule 13D

                       ---------------------------------

         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the statement dated July 14, 2003, containing the information required by Schedule 13D, for the 5,800,000 Shares of the Common Stock of Tom Brown, Inc. held by Chicago Carbon Company.


Date:  July 14, 2003




                                   CHICAGO CARBON COMPANY

                                   By:   Midwest 76, Inc.,
                                         its Managing General Partner




                                   By:     /s/ Daniel A. Franchi
                                        ---------------------------------------
                                        Name:  Daniel A. Franchi
                                        Title: Assistant Treasurer





                                   LEMONT CARBON, INC.




                                   By:     /s/ Daniel A. Franchi
                                        ---------------------------------------
                                        Name:  Daniel A. Franchi
                                        Title: Assistant Treasurer






                                   MIDWEST 76, INC.




                                   By:     /s/ Daniel A. Franchi
                                        ---------------------------------------
                                        Name:  Daniel A. Franchi
                                        Title: Assistant Treasurer

                                   MIDWEST NATURAL GAS PIPELINE CO.




                                   By:     /s/ Daniel A. Franchi
                                        ---------------------------------------
                                        Name:  Daniel A. Franchi
                                        Title: Treasurer





                                   UNION OIL COMPANY OF CALIFORNIA




                                   By:     /s/ Joe D. Cecil
                                        ---------------------------------------
                                        Name:  Joe D. Cecil
                                        Title: Vice President and Comptroller





                                   UNOCAL CORPORATION




                                   By:     /s/ Joe D. Cecil
                                        ---------------------------------------
                                        Name:  Joe D. Cecil
                                        Title: Vice President and Comptroller